                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (AMENDMENT NO. 1)*

                         Streicher Mobile Fueling, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    862924107
             ------------------------------------------------------
                                 (CUSIP Number)

                                January 25, 2004
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               / / Rule 13d-1(b)
                               /X/ Rule 13d-1(c)
                               / / Rule 13d-1(d)

                                  Page 1 of 12


--------
      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

--------------------                                        --------------------
CUSIP NO.  862924107                                                PAGE 2 OF 12
--------------------                                        --------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Triage Capital LF Group LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                  5        SOLE VOTING POWER

                                           0
            NUMBER OF       ----------------------------------------------------
             SHARES               6        SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                       770,400
              EACH          ----------------------------------------------------
            REPORTING             7        SOLE DISPOSITIVE POWER
             PERSON
              WITH                                     0
                            ----------------------------------------------------
                                  8        SHARED DISPOSITIVE POWER

                                           770,400
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         770,400*

         * The Shares reported herein consist entirely of warrants to purchase common stock at an exercise price of either $1.00 per share or $1.60 per share.

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
         SHARES*                                                             \ \

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.4%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

--------------------                                        --------------------
CUSIP NO.  862924107                                                PAGE 3 OF 12
--------------------                                        --------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Triage Offshore Fund, Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                  5        SOLE VOTING POWER

                                           0
            NUMBER OF       ----------------------------------------------------
             SHARES               6        SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                       561,208
              EACH          ----------------------------------------------------
            REPORTING             7        SOLE DISPOSITIVE POWER
             PERSON
              WITH                         0
                            ----------------------------------------------------
                                  8        SHARED DISPOSITIVE POWER

                                           561,208
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         561,208*

         * The Shares reported herein consist entirely of warrants to purchase common stock at an exercise price of either $1.00 per share or $1.60 per share.

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
         SHARES*                                                             / /

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         7.0%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

--------------------                                        --------------------
CUSIP NO.  862924107                                                PAGE 4 OF 12
--------------------                                        --------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Triage Advisors, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                  5        SOLE VOTING POWER

            NUMBER OF                      0
             SHARES         ----------------------------------------------------
          BENEFICIALLY            6        SHARED VOTING POWER
            OWNED BY
              EACH                         561,208
            REPORTING       ----------------------------------------------------
             PERSON               7        SOLE DISPOSITIVE POWER
              WITH
                                           0
                            ----------------------------------------------------
                                  8        SHARED DISPOSITIVE POWER

                                           561,208
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         561,208*

         * The Shares reported herein consist entirely of warrants to purchase common stock at an exercise price of either $1.00 per share or $1.60 per share.

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
         SHARES                                                              / /

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.0%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

--------------------                                        --------------------
CUSIP NO.  862924107                                                PAGE 5 OF 12
--------------------                                        --------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Leonid Frenkel
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                                  5        SOLE VOTING POWER

                                           0
            NUMBER OF       ----------------------------------------------------
             SHARES               6        SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                       888,000
              EACH          ----------------------------------------------------
            REPORTING             7        SOLE DISPOSITIVE POWER
             PERSON
              WITH                         0
                            ----------------------------------------------------
                                  8        SHARED DISPOSITIVE POWER

                                           888,000
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         888,000*

         * The Shares reported herein consist entirely of warrants to purchase common stock at an exercise price of either $1.00 per share or $1.60 per share.

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
         SHARES*                                                             / /

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.7%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).   Name of Issuer:

             Streicher Mobile Fueling, Inc.

Item 1(b).   Address of Issuers's Principal Executive Offices:

             800 West Cypress Creek Road, Suite 580
             Fort Lauderdale, Florida 33309

Item 2(a).   Name of Person Filing:

             (a) Triage Capital LF Group LLC ("Triage Capital"), which is a Delaware limited liability company that acts as a general partner to (i) a general partner of different funds and an investment manager of a managed account and (ii) Triage Advisors, and through such positions indirectly beneficially owns 770,400 of the shares reported herein.

             (b) Triage Offshore Fund, Ltd. ("Triage Offshore"), which is a company organized under the laws of the Cayman Islands, and which directly owns 561,208 of the shares reported herein.

             (c) Triage Advisors, L.P. ("Triage Advisors"), which serves as the investment manager to Triage Offshore, and which through such position indirectly beneficially owns 561,208 of the shares reported herein.

             (d) Leonid Frenkel ("Mr. Frenkel"), who is the managing member of Triage Capital and controls its business activities, and through such position indirectly beneficially owns 888,000 of the shares reported herein.

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             (a) Triage Capital LF Group LLC
                 401 City Avenue, Suite 800
                 Bala Cynwyd, PA 19004

             (b) Triage Offshore Fund, Ltd.
                 c/o Q&H Corporate Services, Ltd.
                 Third Floor
                 Harbour Centre
                 P.O. Box 1348, George Town
                 Grand Cayman, Cayman Islands

             (c) Triage Advisors, L.P.
                 401 City Avenue, Suite 800
                 Bala Cynwyd, PA 19004

             (d) Leonid Frenkel
                 401 City Avenue, Suite 800
                 Bala Cynwyd, PA 19004


Item 2(c).   Citizenship:

             (a) Triage Capital LF Group LLC - Delaware

             (b) Triage Offshore Fund, Ltd. - Cayman Islands

             (c) Triage Advisors, L.P. - Delaware

             (d) Leonid Frenkel - United States of America

Item 2(d).   Title of Class of Securities:

             Common Stock, par value $ .01 per share

Item 2(e).   CUSIP Number:

             862924107

Item 3.      IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or
             (c), CHECK WHETHER THE PERSON FILING IS A:

             Not Applicable, this statement is filed pursuant to Rule 13d-1(c).

Item 4.      OWNERSHIP:

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             (a) Amount beneficially owned:

                 Triage Capital LF Group LLC - 770,400

                 Triage Offshore Fund, Ltd. - 561,208

                 Triage Advisors, L.P. - 561,208

                 Leonid Frenkel - 888,000

             (b) Percent of class:


                 Triage Capital LF Group LLC - 9.4%

                 Triage Offshore Fund, Ltd. - 7.0%

                 Triage Advisors, L.P. - 7.0%

                 Leonid Frenkel - 10.7%


             (c) Number of shares as to which such person has:

             Triage Capital LF Group LLC
             ---------------------------

                                                                    Page 8 of 12
              561,208.

             (i)   Sole power to vote or to direct the vote                   0,

             (ii)  Shared power to vote or to direct the vote           770,400,

             (iii) Sole power to dispose or to direct the
                   disposition of                                             0,

             (iv)  Shared power to dispose or to direct the
                   disposition of                                       770,400.

      Triage Offshore Fund, Ltd.
      --------------------------
            (i)   Sole power to vote or to direct the vote                    0,

            (ii)  Shared power to vote or to direct the vote            561,208,

            (iii) Sole power to dispose or to direct the
                  disposition of                                              0,

            (iv)  Shared power to dispose or to direct the
                  disposition of                                        561,208.

      Triage Advisors, L.P.
      ---------------------

            (i)   Sole power to vote or to direct the vote                    0,

            (ii)  Shared power to vote or to direct the vote            561,208,

            (iii) Sole power to dispose or to direct the
                  disposition of                                              0,

            (iv)  Shared power to dispose or to direct the
                  disposition of                                        561,208.

      Leonid Frenkel
      --------------

            (i)   Sole power to vote or to direct the vote                    0,

            (ii)  Shared power to vote or to direct the vote            888,000,

            (iii) Sole power to dispose or to direct the
                  disposition of                                              0,

            (iv)  Shared power to dispose or to direct the
                  disposition of                                        888,000.

      Each of the Reporting Persons herein expressly declare that the filing of this statement shall not be construed as an admission that such person is, for purposes of Section 13(g) of the Act, the beneficial owner of any securities covered by this statement.

Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not Applicable.


Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Persons other than the Reporting Persons identified herein have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

        Not Applicable.

Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

        Not Applicable.

Item 9. NOTICE OF DISSOLUTION OF GROUP:

        Not Applicable.

Item 10. CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired an are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         Dated: February 4, 2005

                                         TRIAGE CAPITAL LF GROUP LLC

                                         By: /s/ Leonid Frenkel
                                            ------------------------------------
                                            Name: Leonid Frenkel
                                            Title: Managing Member


                                         TRIAGE OFFSHORE FUND, LTD.

                                         By: TRIAGE ADVISORS L.P.
                                             Investment Manager

                                         By: TRIAGE CAPITAL LF GROUP LLC
                                             General Partner

                                         By: /s/ Leonid Frenkel
                                            ------------------------------------
                                            Name: Leonid Frenkel
                                            Title: Managing Member


                                         TRIAGE ADVISORS L.P.

                                         By: TRIAGE CAPITAL LF GROUP LLC
                                             General Partner

                                         By: /s/ Leonid Frenkel
                                            ------------------------------------
                                            Name: Leonid Frenkel
                                            Title: Managing Member


                                         By: /s/ Leonid Frenkel
                                            ------------------------------------
                                            Name: Leonid Frenkel

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      Note. Schedules filed in paper format shall include a singed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

      Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1(k)(1)

      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

      Dated: February 4, 2005


                                        TRIAGE CAPITAL LF GROUP LLC

                                        By: /s/ Leonid Frenkel
                                           -------------------------------------
                                           Name: Leonid Frenkel
                                           Title: Managing Member


                                        TRIAGE OFFSHORE FUND, LTD.

                                        By: TRIAGE ADVISORS L.P.
                                            Investment Manager

                                        By: TRIAGE CAPITAL LF GROUP LLC
                                            General Partner

                                        By: /s/ Leonid Frenkel
                                           -------------------------------------
                                           Name: Leonid Frenkel
                                           Title: Managing Member


                                        TRIAGE ADVISORS L.P.

                                        By: TRIAGE CAPITAL LF GROUP LLC
                                            General Partner

                                        By: /s/ Leonid Frenkel
                                           -------------------------------------
                                           Name: Leonid Frenkel
                                           Title: Managing Member

                                        By: /s/ Leonid Frenkel
                                           -------------------------------------
                                           Name: Leonid Frenkel